Exhibit 99.3

NOTICE OF MEETING

Annual General and Special Meeting of Shareholders of Baja Mining Corp.

The Annual General and Special Meeting (the “AGM”) of the Shareholders of Baja Mining Corp. will be held in the Oceanview Suite 1, Restaurant Level of the Pan Pacific Hotel, 999 Canada Place, Vancouver, British Columbia, Canada on Thursday, May 14, 2009, at 2:00 p.m. (Vancouver time).  The purpose of the meeting is to consider and take action on the following matters:

1.

Receive the comparative financial statements for the year ended December 31, 2008 and the auditors’ report on such statements.

2.

Elect directors to hold office for the following year.

3.

Appoint PricewaterhouseCoopers LLP as independent auditors for 2009 and authorize the directors to fix their pay.

4.

Approve the re-pricing of eligible stock options currently priced above $0.40 per share to $0.40 per share, as conditionally accepted by the Toronto Stock Exchange.

5.

Transact any other business that may properly come before the meeting or any adjournment of the meeting.

The board of directors fixed the close of business on March 19, 2009 as the record date for determination of members entitled to notice of the AGM or any adjournment or adjournments thereof and the right to vote thereat.

Shareholders who are unable to attend at the AGM in person are requested to complete, sign, date and return the enclosed form of proxy. To be valid, a proxy must be received at the office of Computershare Investor Services of Canada, Suite 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 by 2pm (Vancouver time)/5pm (Toronto time) on May 12, 2009 or in the case of a meeting adjournment, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the meeting to resume. The Chair of the meeting has the discretion to accept late proxies.

DATED at Vancouver, British Columbia, this 3rd day of April, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“John W. Greenslade”

John W. Greenslade

President, CEO and Director